NO ACT

P.E. 12/11/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14005276

DIVISION OF
CORPORATION FINANCE

February 5, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-5-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 11, 2013

Dear Mr. Mueller:

This is in response to your letter dated December 11, 2013 concerning the shareholder proposals submitted to GE by Robert Fredrich and Neal Renn. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Robert Fredrich
*** FISMA & OMB Memorandum M-07-16 ***

Neal Renn
*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 11, 2013

The Fredrich Proposal requests that GE hire an investment bank to explore the sale of the company. The Renn Proposal requests that GE prepare a report that outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sites and that proposes measures to reduce those risks.

We are unable to concur in your view that GE may exclude the Fredrich Proposal under rule 14a-8(i)(4). We are unable to conclude that the Fredrich Proposal relates to the redress of a personal claim or grievance against the company. We are also unable to conclude that the Fredrich Proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that GE may omit the Fredrich Proposal from its proxy materials in reliance on rule 14a-8(i)(4).

There appears to be some basis for your view that GE may exclude the Renn Proposal under rule 14a-8(i)(12)(i). In this regard, we note that a proposal dealing with substantially the same subject matter was included in GE's proxy materials for a meeting held in 2012 and that the 2012 proposal received 2.41 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if GE omits the Renn Proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i). In reaching this position, we have not found it necessary to address the alternative bases for omission of the Renn Proposal upon which GE relies.

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 11, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposals of Robert Fredrich and Neal Renn
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners (collectively, the "2014 Proxy Materials") two shareowner proposals (the "Proposals") and statements in support thereof received from Robert Fredrich ("Mr. Fredrich") and Neal Renn ("Mr. Renn," and, together with Mr. Fredrich, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to these Proposals, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS

Mr. Fredrich's proposal (the "Fredrich Proposal") recommends that the Company "hire an investment bank to explore the sale of the [C]ompany."

Mr. Renn's proposal (the "Renn Proposal") states:

> Resolved: In light of heightened public safety concerns, we request that the Company prepare a report, at reasonable cost, that outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sites and that proposes measures to reduce those risks. A copy of the report, omitting proprietary and security information should be available to shareholders on request by August 2014.

The bulk of the supporting statements of both the Fredrich Proposal and the Renn Proposal consist of references to allegations raised by a former employee of the Company, Mr. Martin Harangozo ("Mr. Harangozo"), with respect to his separation from employment with the Company.

The Renn Proposal's supporting statement states that "[t]he report must include the vulnerability that exists if human error accidental or deliberate is accurately included in the vulnerability and risk analysis." It also explains the proposal by stating that the Company "remains morally responsible and financially liable for reactors it has designed and sold to utilities, for seeking to secure their radioactive wastes, and for protecting workers and the public into the indefinite future."

A copy of the Fredrich Proposal is attached to this letter as <u>Exhibit A</u>. A copy of the Renn Proposal is attached to this letter as <u>Exhibit B</u>.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(4) because the Proposals relate to the redress of a personal claim or grievance against the Company. As we explain below, Mr. Harangozo has a long-standing personal grievance against the Company and the Proposals, on their faces, relate to Mr. Harangozo's personal grievance.

If the Staff is unable to concur that the Proposals may be excluded pursuant to Rule 14a-8(i)(4), we request that the Staff concur in our view that the Renn Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Renn Proposal; and
- Rule 14a-8(i)(12)(i) because the Renn Proposal deals with substantially the same subject matter as a previously submitted shareowner proposal that was included in the Company's 2012 proxy materials, which did not receive the support necessary for resubmission.

ANALYSIS

I. The Proposals May Be Excluded Under Rule 14a-8(i)(4) Because The Proposals Relate To The Redress Of A Personal Claim Or Grievance Against The Company.

A. Background On Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a shareowner proposal involving a personal grievance or furthering a personal interest not shared by other shareowners is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

The Commission has stated that the purpose of the shareowner proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation. . . ." Exchange Act Release No. 3638 (Jan. 3, 1945). Thus, Rule 14a-8(i)(4) provides a means to exclude shareowner proposals that involve issues that are not of interest to a company's shareowners in general. This rule was adopted "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 12999 (Nov. 22, 1976). Moreover, the Commission also has confirmed that this basis for exclusion applies even to proposals phrased in terms that "might relate to matters which may be of general interest to all security holders," and thus that Rule 14a-8(i)(4) justifies the omission of neutrally worded proposals "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *See* Release No. 34-19135 (avail. Oct. 14, 1982).

As addressed below, the Proposals squarely relate to Mr. Harangozo's personal grievance against the Company and not to matters of interest to the Company's shareowners at large, and accordingly, the Proposals properly may be excluded under Rule 14a-8(i)(4).

B. The Proposals On Their Face Relate To Mr. Harangozo's Personal Grievance.[1]

Mr. Harangozo was employed in the Company's appliance division before separating from the Company in April 2011. Two days after his separation from employment, using the Company's alternative dispute resolution ("ADR") process, Mr. Harangozo filed a claim against the Company alleging that he was wrongfully terminated, seeking reinstatement and back pay. In August 2011, Mr. Harangozo petitioned for mediation of his claims through another level of the Company's dispute resolution program. In August 2012, Mr. Harangozo submitted a 23-count complaint (the "2012 Harangozo Complaint," excerpts of which are attached to this letter as Exhibit C) against the Company. To date, after several rounds in the ADR process, the Company has found Mr. Harangozo's claims to lack merit. However, Mr. Harangozo recently amended his complaint to add additional allegations and continues to contest the basis of his separation from the Company and to pursue claims against the Company through the ADR process. Mr. Harangozo has been particularly critical of his former supervisor, a Mr. Matthew Johnson. Thus, it is clear that Mr. Harangozo has a personal grievance against the Company.

The Proposals' supporting statements contain extensive references to Mr. Harangozo's grievances against the Company and to assertions Mr. Harangozo has raised in connection with his claims against the Company. Mr. Renn was a colleague of Mr. Harangozo while they were both employed in the Company's appliance division, and the Company believes that Mr. Fredrich is a relative of Mr. Harangozo.

The supporting statement of the Renn Proposal states, in part:

---

1 The Company does not take issue with Mr. Harangozo's use of the Company's alternative dispute resolution process, which the Company views as an appropriate forum for employees to raise any grievances, and this no-action request is not intended to dissuade Mr. Harangozo from utilizing the ADR process.

> Current economy pressures employees to falsify completed work pandering to the mood of the boss.
>
> Appliance division, written policy of document retention required employees to certify they completed this procedure discard ding [sic] all documents two years old unless there was compelling business or legal reason to keep documents.
>
> Sources familiar with this matter discovered that the Parts Sourcing division, this procedure was not followed for forty eight years yielding approximately fifty thousand documents violating procedure. Moreover an honorable employee completed document retention per written procedure for the first time in forty eight years, reported the violation in 2010, yet was not honored.[2]
>
> Matthew Johnson, 2010 Appliance Parts Sourcing boss presented angry facial expressions. Johnson stated he thought he and Chris completed document retention. Chris was a reference to Christine Waldron who in conjunction with Matthew Johnson were Service Parts Sourcing bosses approximately ten years. Matthew Johnson retaliated against the honorable employee.
>
> Clearly shareholders would not want Matthew Johnson, Christine Waldron or subordinates they intimidated to "lie for the boss" certifying nuclear power plants aircraft engines or appliance safety.
>
> Johnson led saving two million dollars in 2010 with projects that included protocols of raising prices to the tune of six million so that suppliers can generously offer a two million price decrease. Synonymous to approaching a car dealer for a fifty thousand dollar car insisting on paying fifty thousand seven hundred fifty dollars to get a two hundred fifty dollar rebate. The shareholders pay for the nonsense.

These statements relate to allegations that Mr. Harangozo has raised in the context of his claims that his employment with the Company was improperly terminated. The table below illustrates the connections between the supporting statements in the Renn Proposal and Mr. Harangozo's

---

2 As discussed further below, this paragraph from the Renn Proposal's supporting statement refers to allegations that were also made in the 2012 Harangozo Complaint against the Company. The individuals referred to in the following paragraphs were Mr. Harangozo's supervisors.

allegations and grievance against the Company:

Statement from the Renn Proposal Supporting Statements	Statements made by Mr. Harangozo
"Current economy pressures employees to falsify completed work pandering to the mood of the boss." "Clearly shareholders would not want Matthew Johnson, Christine Waldron or subordinates they intimidated to 'lie for the boss . . . .'"	In email correspondence requesting an additional round of ADR meetings with the Company, Mr. Harangozo asserts "numerous example [sic] of dishonesty or lies prohibited by the 'spirit and letter'" (the "Spirit and Letter" is the title of the Company's Employee Code of Ethics), including assertions regarding "Johnson's lies," stating that he "should not have to lie for the boss" and that he "should not have to change a job because [he] do[es] not want to lie for the boss." *See* email dated November 30, 2012 (attached to this letter as Exhibit D).
"Appliance division, written policy of document retention required employees to certify they completed this procedure discard ding [sic] all documents two years old unless there was compelling business or legal reason to keep documents. Sources familiar with this matter discovered that the Parts Sourcing division, this procedure was not followed for forty eight years yielding approximately fifty thousand documents violating procedure. Moreover an honorable employee completed document retention per written procedure for the first time in forty eight years, reported the violation in 2010, yet was not honored."	The references to the "honorable employee" in these statements are references to Mr. Harangozo. In the 2012 Harangozo Complaint, Mr. Harangozo states: "The Plaintiff [*i.e.*, Mr. Harangozo] discovered that documentation had not been completed per GE guidelines for over forty eight years in the Consumer Service Sourcing Organization. . . . The Plaintiff broke a forty eight year service sourcing tradition of not performing document retention per policy."
"Matthew Johnson, 2010 Appliance Parts Sourcing boss presented angry facial	Matthew Johnson was Mr. Harangozo's supervisor at the Company. In the 2012 Harangozo

Statement from the Renn Proposal Supporting Statements	Statements made by Mr. Harangozo
expressions."	Complaint, Mr. Harangozo refers to Mr. Johnson's anger multiple times: "The Plaintiffs [sic] superior became angry and denounced the supplier." "The Plaintiff's superior Johnson became angry, and red in the face." "Despite Adornatos certification, Johnson becomes angry when discussing the opportunities to correct the model files."
"Matthew Johnson retaliated against the honorable employee."	In the 2012 Harangozo Complaint, Mr. Harangozo alleges numerous times that he was retaliated against: "The immediate supervisor of the Plaintiff Johnson now retaliated against the Plaintiff for reporting a request to perform intelligently." "The Company policies promised absolute protection against any employee for retaliation against an employee for raising or reporting concerns about a breach of GE policies, unlawful conduct or liability issues." "The termination of Plaintiffs [sic] employment was in retaliation for his report of policy violations that could create liability for the company." "The evaluation in a bad light of the Plaintiff was in retaliation for his report of his imagination at work."

The supporting statement of the Fredrich Proposal likewise repeats assertions that Mr. Harangozo has raised in the course of his grievance against the Company and singles out

Matthew Johnson for criticism. Among other things, the Fredrich Proposal specifically refers to an incident involving Mr. Harangozo, stating:

> November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss Matthew Johnson stated "We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time." http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf

The shareowner referred to in the foregoing paragraph is Mr. Harangozo, and the alleged incident referred to relates to an assertion that Mr. Harangozo made to the Staff that he was asked to engage in improper activities by his supervisor, Mr. Johnson. The supporting statement in the Fredrich Proposal also states:

> August 2012 General Electric recalled million appliances posing fire hazards. Coincidently months earlier a court ordered General Electric to pay an employee making the employee whole as if the employee was never separated from the company. The separation from the company occurred shortly after reporting that an appliance failed the fire and explosion test.
>
> General Electric used child photography in its unsuccessful four year legal battle against the employee raising fire and explosion appliance concerns. (Case 3:08-CV-00082-JHM-DW Page ID# 1325)

As with the supporting statement in the Renn Proposal, the foregoing language tracks allegations raised by Mr. Harangozo in the 2012 Harangozo Complaint, in which Mr. Harangozo compares his own situation with that of another employee who alleged that he experienced a retaliatory termination. Specifically, the 2012 Harangozo Complaint asserts:

> Similar to Case# 08CI01050, and Civil action # 3:08CV-82-M where a different plaintiff was terminated for reporting a fire and explosion hazard of appliances, where appliances are now showing up as recalls, the termination of this Plaintiffs [sic] employment was in retaliation for his report of practices that could create liability for the company.

C. *Discussion.*

As noted above, Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. Here, each of the elements of Rule 14a-8(i)(4) is satisfied:

(1) a personal grievance exists in the disagreement that Mr. Harangozo has over his separation of employment with the Company and the claims that he has asserted against the Company and the criticism he has leveled against his former supervisor; and

(2) the supporting statements to the Proposals specifically address and are designed to support Mr. Harangozo's position in his personal grievance. In this regard, it is important to note that each of the supporting statements specifically refers to Mr. Harangozo (with one referring to him as an "honorable employee" and the other referring to him as a shareowner who raised accounting concerns), each identifies by name Mr. Harangozo's former supervisor and the Renn Proposal goes so far as to assert that the supervisor "retaliated against" Mr. Harangozo.

By setting forth these assertions as justification for the Proposals, the Proposals clearly are seeking to redress a personal claim or grievance against the Company.

Rule 14a-8(i)(4) applies even when the statements relating to the personal claim or grievance are made in the supporting statements and not in the proposal itself. *See* Release No. 34-19135 (avail. Oct. 14, 1982) (stating that even prior to the 1983 amendments to the predecessor of Rule 14a-8(i)(4), the Staff treated a proposal as relating to a personal claim or grievance when the proposal or its supporting statement indicated on its face that a personal grievance existed). Thus, in *State Street Corp.* (avail. Jan. 5, 2007), a shareowner submitted a proposal that the company separate the positions of chairman of the board and CEO and provide for an independent chairman. Although the proposal was neutral, the supporting statement stated, in part: "On April 19, 2006, the non-management Directors sat by, while one shareholder was arrested (and the proponent of this proposal was ejected under threat of arrest) from the annual meeting. While professing their "independence" from executive management, the non-management Directors did not demonstrate it then, in the proponent's opinion." The supporting statement in *State Street* was sufficient to show a nexus between the personal grievance and the proposal for the Staff to concur with the exclusion of this proposal under Rule 14a-8(i)(4). In other contexts as well, the Staff has concurred that shareowner proponents may not use the supporting statements to raise matters that would be improper for a proposal. *Cf. General Electric Co.* (avail. Jan. 10, 2005) (a proposal asking the board to consider social responsibility and environmental criteria when determining executive compensation excludable on ordinary business grounds after company argued that the main thrust and emphasis appeared to be obtaining a forum for proponents to set forth their concerns about alleged link between teen smoking and the depiction of smoking in movies when supporting statement discussed alleged link between teen smoking and the presentation of smoking in movies); *The Walt Disney Co.* (avail. Dec. 15, 2004) (same). Similarly here, although the Proposals' resolutions are neutral, the supporting statements of both Proposals on their faces reference assertions against the Company that underline Mr. Harangozo's personal grievance against the Company.

Likewise, for purposes of Rule 14a-8(i)(4), it does not matter if Mr. Harangozo is not identified by name in the Proposals or their supporting statements. As noted above, in Exchange Act Release No. 19135, the Commission stated that under the language now found in Rule 14a-8(i)(4), proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *See* Release No. 34-19135 (avail. Oct. 14, 1982). Thus, Rule 14a-8(i)(4) clearly contemplates looking beyond the four corners of a proposal for purposes of identifying the personal grievance to which a proposal relates. Here, one need not look far. As noted above, the supporting statements of the Proposals address allegations which are the same as those made by Mr. Harangozo in the 2012 Harangozo Complaint and in his assertions regarding his separation of employment from the Company. Moreover, the Fredrich Proposal discusses and even provides a link (which refers to Martin Harangozo by name) to no-action letter correspondence in which Mr. Harangozo raises a "concern" that he has with Mr. Johnson.

The Proposals are similar to the proposal considered in *General Electric Co.* (avail. Feb. 2, 2005). There the proponent also was a former employee of a business unit of the Company and also had initiated claims against the Company regarding her employment, which in that case had been concluded in the Company's favor. The proponent then submitted a shareowner proposal to the Company requesting that its CEO "reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley." On its face, the proposal and supporting statements did not refer to the proponent's grievance. However, the fact that the proposal was in furtherance of a personal grievance was clear from website disclosures that were referenced in the proposal's supporting statement. Here, that fact is demonstrated by the statements in the Proposals' supporting statements that refer to the same allegations as those made by Mr. Harangozo in the 2012 Harangozo Complaint and in his assertions regarding his separation of employment from the Company.

Similarly, in *Pfizer, Inc.* (avail. Jan. 31, 1995), the proponent contested the circumstances of his retirement, claiming that he had been forced to retire as a result of illegal age discrimination. He also sent a letter to the company's CEO, asking the CEO to review and remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal review and from the CEO, the proponent submitted what Pfizer described in its no-action request to the Staff as a "very unclear" shareowner proposal that appeared to seek a shareowner vote on the CEO's compensation. Despite the proposal addressing a topic that potentially could have been of general interest among Pfizer's shareowners, Pfizer argued that the evidence of the proponent's continued claims against Pfizer, including in the letter that the proponent sent to the CEO, supported the conclusion that the shareowner proposal was part of his effort to seek redress against Pfizer, and the Staff concurred that the proposal was excludable under the predecessor to Rule 14a-8(i)(4). *See also American Express Co.* (avail. Jan. 13, 2011) (proposal to amend the code of conduct to include mandatory penalties for non-compliance was excludable as a personal grievance when brought by a former employee who previously had sued the company for discrimination and defamation).

Finally, it is not relevant that the personal claim or grievance is not personal to the shareowners who submitted the Proposals, as the Staff previously has concurred with the exclusion of proposals when the claim or grievance belonged to someone other than the proponent. In *Burlington Northern Santa Fe Corp.* (avail. Feb. 1, 2001), the company received six shareowner proposals, one from a former disgruntled employee and five from other individuals. The former employee, the driving force behind the submission of all six proposals, had a long-standing grievance against the company. In *Burlington Northern Santa Fe*, the company argued that all six proposals, although some were submitted by other nominal proponents, were designed to address the former employee's personal grievance against the company. The Staff concurred with exclusion of all six proposals under Rule 14a-8(i)(4), stating that the proposals "appear to relate to the redress of a personal claim or grievance or are designed to result in a benefit to the proponents or further a personal interest, which benefit or interest is not shared with other security holders at large." Similarly, in *NMR of America Inc.* (avail. May 11, 1993), a husband and wife each submitted a shareowner proposal to the company, and in response to the company's arguments demonstrating that both proposals were in furtherance of claims made by the husband and his son against the company, the Staff concurred with the exclusion of both proposals under the predecessor to Rule 14a-8(i)(4).

Here, although the Proposals were submitted by individuals other than Mr. Harangozo, the supporting statements of both Proposals air Mr. Harangozo's allegations against the Company. As such, similar to *Burlington Northern Santa Fe* and *NMR of America*, the Proposals relate to redressing Mr. Harangozo's long-standing dispute with the Company. Regardless of whether the grievance being referenced in the Proposals' supporting statements is that of the Proponents themselves or of a person with whom the Proponents have a relationship or otherwise sympathize, it is clear that the Proponents are abusing the shareowner proposal process by submitting Proposals "that are not necessarily in the common interest of the issuer's shareholders generally." Rule 14a-8(i)(4) was promulgated "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Thus, consistent with the no-action letter precedent cited above, the Proposals are excludable under Rule 14a-8(i)(4).

II. The Renn Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Would Lack The Power Or Authority To Implement It.

Rule 14a-8(i)(6) provides that a company may omit a shareowner proposal "if the company would lack the power or authority to implement the proposal." The Renn Proposal requests that the Company "prepare a report ... that outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sits and that proposes measures to reduce those risks. ... [The Company] remains morally responsible and financially liable for reactors it has designed and sold to utilities ..." The Renn Proposal's supporting statement further states that "[t]he report must include the vulnerability that exists if human error accidental or deliberate is accurately included in the vulnerability and risk analysis."

The focus of the Renn proposal pertains to nuclear utilities' management of irradiated fuel rods stored at their reactor sites. Nuclear utilities are third parties that are not controlled by the Company. The Company is not responsible for the utilities' radioactive waste management programs nor does it have any authority over the utilities' employees who implement those programs. As a result, the Company is not in a position to independently prepare the report requested by the Renn Proposal. Instead, the Company would have to rely on the cooperation of these third- parties to provide the Company access to their reactor sites and to the information necessary to prepare the report requested in the Renn Proposal. While the Company, in some cases, may have on-going engagements with such third parties, it does not have the power to force them to provide it access to their sites, their personnel, and their information that the requested study or report would entail. Accordingly, because the Company does not have the ability to compel these necessary third parties to cooperate with the actions requested by the Renn Proposal, the Company does not have the power and authority to implement the Renn Proposal.

The Staff has acknowledged that exclusion under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties." *See* Exchange Act Release No. 34-40018 n.20 (May 21, 1998). This position is reflected in numerous precedents where the Staff has concurred that shareowner proposals are excludable under Rule 14a-8(i)(6) because a company cannot independently accomplish the requested actions. For example, in *Catellus Development Corp.* (avail. Mar. 3, 2005), the Staff concurred with the exclusion of a proposal that requested that Catellus stop development of a parcel of land and negotiate for its transfer. In that case, Catellus argued that it did not have the power and authority to implement the proposal under Rule 14a-8(i)(6) because it had sold the land parcel to another company, even though Catellus continued to manage the property. In *eBay Inc.* (avail. Mar. 26, 2008), the Staff concurred with the exclusion of a proposal requesting a policy prohibiting the sale of dogs and cats on an eBay-affiliated Chinese website, where the website was a joint venture in which eBay did not have a majority share, a majority of board seats, or operational control. As a result, eBay could not implement the proposal without the consent of the other party to the joint venture. *See also AT&T Corp.* (avail. Mar. 10, 2002) (concurring with the exclusion of a proposal requesting a bylaw amendment concerning independent directors that would "apply to successor companies," where the Staff noted that it did "not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); *American Home Products Corp.* (avail. Feb. 3, 1997) (concurring with the exclusion of a proposal requesting that the company include certain warnings on its contraceptive products, where the company could not add the warnings without first getting government regulatory approval); *SCEcorp* (avail. Dec. 20, 1995, *recon. denied* Mar. 6, 1996) (concurring with the exclusion of a proposal requiring unaffiliated third parties to amend voting agreements, where the company had no power to compel the third parties to act in a manner consistent with the proposal); *The Southern Co.* (avail. Feb. 23, 1995) (concurring with the exclusion of a proposal requesting that the board take steps to ensure ethical behavior by employees serving in the public sector).

Just as with the precedent discussed above, the Renn Proposal requests that the Company take action regarding nuclear power plants that the Company does not own, operate or control. In order to prepare a report that "outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sites and that proposes measures to reduce those risks" (emphasis added), including "the vulnerability that exists if human error accidental or deliberate is accurately included in the vulnerability and risk analysis," the Company would need to assess how each of the fuel pools is being managed at each site of a GE-designed reactor. Thus, the Renn Proposal is directed at matters within the sole control of nuclear power reactor owners and/or operators. As indicated above, while the Company, in some cases, may have continuing contacts with certain of those owners and operators, it nevertheless does not control them and is not in a position to gain access to and information from all of the sites where GE-designed reactors are located. In order to prepare the requested report, the Company would need the owners' and/or operators' consent and cooperation to obtain specific information about the current status of their interim storage facilities, processes, procedures and practices, which will differ from plant to plant.

The Company cannot compel the third-party owners and operators of sites where GE-designed reactors are located to grant the Company access to their facilities and to supply the Company the information necessary for the Company to prepare the requested report. As a result, the Company does not have the power and authority to implement the Renn Proposal. Therefore, consistent with the precedent cited above, the Renn Proposal is excludable pursuant to Rule 14a-8(i)(6).

III. The Renn Proposal May Be Excluded Under Rule 14a-8(i)(12)(i) Because It Deals With Substantially The Same Subject Matter As A Previously Submitted Proposal That Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(i), a shareowner proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 3% of the vote if proposed once within the preceding 5 calendar years."

A. Overview Of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareowner proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the application of this standard, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareowner proposals or their requested actions be identical in order for a company to exclude the later-submitted proposal. Instead, pursuant to the Commission's statement in

Exchange Act Release No. 20091, when considering whether proposals deal with substantially the same subject matter the Staff has focused on the "substantive concerns" raised by the proposals, rather than on the specific language or corporate action proposed to be taken.

The Staff consistently has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals request that the Company take different actions. For example, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) where one proposal requested a report or disclosure of information and the other proposal requested that the company change its policy or take a specific course of action. In *General Electric Co.* (avail. Jan. 29, 1999), the Staff concurred in the exclusion of a proposal requesting a report that would examine the feasibility of the Company's withdrawal from the promotion and production of new nuclear power reactors and the decommissioning of reactors currently online, including the environmental impacts from the company's participation in nuclear power, because the proposal dealt with "substantially the same subject matter" as a prior proposal requesting that management assist in closing nuclear operations. *See also Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

Under this line of precedent, it does not matter if the specific action requested in one proposal differs from that requested in the other proposal, provided that both proposals are addressing the same substantive concerns. For example, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff considered a proposal requesting a report on the rationale for what the proposal asserted was a practice of exporting the company's animal experimentation to countries that have substandard animal welfare regulations. The Staff concurred that the proposal could be excluded because it dealt with substantially the same subject matter as previous proposals on animal care and testing (including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). The specific actions requested by the proposals in *Pfizer* were very different—providing a rationale for its use of overseas animal testing facilities as compared to issuing a policy statement regarding the use of alternative test procedures in its research work—but the Staff agreed with the company that the substantive concern underlying all of these proposals was a concern for animal welfare and therefore found the proposal to be excludable. *See also Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (avail. Feb. 28, 1997) (proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies excludable as involving substantially the same subject matter as a prior proposal requesting that the company divest a product line that produced materials used to manufacture cigarette filters).

In addition, the Staff has concurred in the exclusion of proposals despite the proposals differing in scope from the prior proposals to which they have been compared under Rule 14a-8(i)(12). *See Exxon Mobil Corp.* (avail. Mar. 23, 2012) (concurring that a proposal requesting a comprehensive policy on water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

B. The Renn Proposal Deals With Substantially The Same Subject Matter As A Proposal That Was Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Company has within the past five years included in its proxy materials a proposal regarding the Company's nuclear energy business. Specifically, the Company included a shareowner proposal submitted by the GE Stockholders' Alliance in the Company's 2012 proxy materials, filed on March 9, 2012 (the "2012 Proposal," attached as Exhibit E), that requested that the

Company "reverse its nuclear energy policy and, as soon as possible, phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment."

The Renn Proposal deals with substantially the same substantive concern as the 2012 Proposal. Specifically, the 2012 Proposal and the Renn Proposal both address concerns regarding the health and safety implications of nuclear power facilities (including with respect to fuel rods) and the Company's association with the nuclear energy industry. The resolved clause and supporting statements of the Renn Proposal, to the extent that they do not relate to Mr. Harangozo's personal grievance against the Company, demonstrate the substantial similarity between the Renn Proposal and the 2012 Proposal. The resolved clause of the Renn Proposal requests that the Company "prepare a report ... that outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sites and that proposes measures to reduce those risks." The supporting statement of the 2012 Proposal addresses recommendations to respond to "the dangerously crowded condition of the irradiated fuel pools at all GE reactors" and assert that the Company's involvement in the nuclear energy industry places "families, communities and our planet's finite land and water at such great risk." The Renn Proposal also recommends that irradiated fuel rods be stored by other methods. In addition, both proposals claim that risks associated with nuclear energy present dangers to the public, and they cite the Company's "moral" duty associated with the nuclear power operations.

The 2012 Proposal and the Renn Proposal assert that current safety practices and procedures regarding nuclear power may be inadequate to mitigate the alleged risks, and they both attribute such inadequacies at least in part to decisions driven by considerations other than safety. The 2012 Proposal asserts both that certain reactors are "at especially high risk due to major flaws" and that "the U.S. Nuclear Regulatory Commission has not been rigorously regulating nuclear power operations, but instead often reduces safety requirements when needed changes would be impossible or too expensive." Similarly, the Renn Proposal asserts that some vulnerabilities are a product of "human error accidental or deliberate," which may be due to the "[c]urrent economy." Accordingly, both the 2012 Proposal and the Renn Proposal buttress their concerns about irradiated fuel rod storage and safety by referencing the internal and external factors impacting safety procedures at nuclear power plants.

Thus, the substantive concerns underlying both the Renn Proposal and the 2012 Proposal are the same. The fact that the 2012 Proposal requested a policy change away from the Company's nuclear energy policy, motivated by the alleged dangers of irradiated fuel rod storage, while the Renn Proposal requests a report on the risks of irradiated fuel rod storage at sites where GE-designed reactors are located, does not preclude no-action relief under Rule 14a-8(i)(12). As illustrated in the precedent cited above, the Staff has concurred in the exclusion of shareowner proposals in which one proposal requested a report or disclosure of information and another proposal requested a policy change or course of action. As in the above precedent, although the requested actions vary between the Renn Proposal and the 2012 Proposal, the underlying substantive concerns are the same—the health and safety implications of nuclear power facilities (including with respect to fuel rods) and the Company's association with the nuclear energy industry.

C. The Shareowner Proposal Included In The Company's 2012 Proxy Materials Did Not Receive The Shareowner Support Necessary To Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareowner votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on April 30, 2012, which states the voting results for the Company's 2012 Annual Meeting of Shareowners and is attached as Exhibit F, the 2012 Proposal received 2.41% of the votes cast at the Company's 2012 Annual Meeting of Shareowners.[3] Thus, the 2012 Proposal failed to meet the required 3% threshold at the 2012 meeting, so the Renn Proposal is excludable under Rule 14a-8(i)(12)(i).

For the foregoing reasons, the Company may exclude the Renn Proposal from its 2014 Proxy Materials under Rule 14a-8(i)(12)(i).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter,

---

3 The 2012 Proposal received 5,665,681,965 "against" votes and 139,867,058 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,

Ronald O. Mueller /GB

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Robert Fredrich
Neal Renn

101635167.8

GIBSON DUNN

EXHIBIT A

RECEIVED
NOV 1 2 2013
B. B. DENNISTON III

Robert Fredrich

*** FISMA & OMB Memorandum M-07-16 ***

November 4, 2013

Mr. Brackett Denniston Secretary

General Electric Company 3135 Easton Turnpike

Fairfield, Connecticut 06828

Dear Mr. Denniston

I am the owner of some common shares of General Electric Stock, and respectfully submit the enclosed Share Owner Proposal to be placed on the GE 2014 proxy for voting as per SEC rule 14a-8.

I also include my proof of ownership.

I will hold my shares until the end of the 2014 shareholder meeting.

Sincerely,

Robert Fredrich

Robert Fredrich

The shareholders recommend General Electric hire an investment bank to explore the sale of the company.

Reasons

I believe the sale of General Electric would release significantly more value to the shareholders than is reflected in the share price.

General Electrics conglomerate structure is a collection of businesses strung together like a basket of companies in a mutual fund. Former Plastics Chief John Krenicki correctly commented Were not going to be successful with the mutual fund management approach. The company operates several large unrelated lines of business. In my shared opinion the boards capacity to effectively oversee General Electric is severely compromised because outside directors have high profile demanding career obligations elsewhere.

There are routine compromises in the "spirit and letter commitment"

August 2012 General Electric recalled million appliances posing fire hazards. Coincidently months earlier a court ordered General Electric to pay an employee making the employee whole as if the employee was never separated from the company. The separation from the company occurred shortly after reporting that an appliance failed the fire and explosion test.

General Electric used child photography in its unsuccessful four year legal battle against the employee raising fire and explosion appliance concerns.

(Case 3:08-CV-00082-JHM-DW PageID# 1325)

August 2009 the Securities and Exchange Commission filed a civil fraud and other charges against General Electric Company alleging it misled investors.

"General Electric bent the accounting rules beyond the breaking point" said Robert Khuzami Director of the Securities and Exchange Commission's Division of Enforcement. General Electric agreed to a fifty million penalty.

November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss Matthew Johnson stated "We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time".

http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf

False accounting resulted in the 2009 fines to the Securities and Exchange Commission.

This accounting perhaps explains how in 2009 share holders were promised that the dividend would be protected yet for the most part disappeared. General Electric underperformed the market 2001 to 2012.

The only solution is the sale of the company

R.F.

Scottrade

MEMBER FINRA/SIPC

2100 Arden Way Ste 155
Sacramento, CA 95825-2261
916-929-8610 • 1-888-820-1980

November 4, 2013

Robert E Fredrich

*** FISMA & OMB Memorandum M-07-16 ***

Re: Scottrade Account *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Fredrich:

Per your request, this letter is to verify the following information for the account listed above:

As of November 4, 2013, Robert Fredrich has held continuously for at least one year, 238 shares of General Electric Common stock (GE – 369604103)

For additional assistance, please contact us at (916) 929-8610.

Sincerely,

R. F.

Doug Sosa
Branch Manager
Scottrade, Inc.

Robert Fredrich

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

U.S. POSTAGE
PAID
OROVILLE, CA
95965
NOV 04, '13
AMOUNT
$3.56
1000
06828
00083316-1

Mr. Brackett Denniston Secretary

General Electric Company 3135 Easton Turnpike

Fairfield, Connecticut 06828

X-RAYED BY MAIL CENTER

0000 1000Z8290

GIBSON DUNN

EXHIBIT B

Neal Renn

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

NOV 12 2013

B. B. DENNISTON III

Mr. Brackett B. Denniston III Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston

I respectfully submit the below 414 word Share Owner Proposal to be placed on the GE 2014 proxy for voting as per SEC rule 14a-8.
My shares are held in my 401K plan enabling you to confirm my shares.
I will hold my shares until the end of the 2014 shareholder meeting.

Sincerely,

Neal Renn
11/6/2013

"Resolved: In light of heightened public safety concerns, we request that the Company prepare a report, at reasonable cost, that outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sites and that proposes measures to reduce those risks. A copy of the report, omitting proprietary and security information should be available to shareholders on request by August 2014.

"Supporting Statement: General Electric remains morally responsible and financially liable for reactors it has designed and sold to utilities, for seeking to secure their radioactive wastes, and for protecting workers and the public into the indefinite future. We believe this study is essential for realistic and responsible security, economic and ethical planning."

The report must include the vulnerability that exists if human error accidental or deliberate is accurately included in the vulnerability and risk analysis.

Current economy pressures employees to falsify completed work pandering to the mood of the boss.

Appliance division, written policy of document retention required employees to certify they completed this procedure discard ding all documents two years old unless there was compelling business or legal reason to keep documents.

Sources familiar with this matter discovered that the Parts Sourcing division, this procedure was not followed for forty eight years yielding approximately fifty thousand documents violating procedure. Moreover an honorable employee completed document retention per written procedure for the first time in forty eight years, reported the violation in 2010, yet was not honored.

Matthew Johnson, 2010 Appliance Parts Sourcing boss presented angry facial expressions. Johnson stated he thought he and Chris completed document retention. Chris was a reference to Christine Waldron who in conjunction with Matthew Johnson were Service Parts Sourcing bosses approximately ten years. Matthew Johnson retaliated against the honorable employee.

Clearly shareholders would not want Matthew Johnson, Christine Waldron or subordinates they intimidated to "lie for the boss" certifying nuclear power plants aircraft engines or appliance safety.

Johnson led saving two million dollars in 2010 with projects that included protocols of raising prices to the tune of six million so that suppliers can generously offer a two million price decrease. Synonymous to approaching a car dealer for a fifty thousand dollar car insisting on paying fifty thousand seven hundred fifty dollars to get a two hundred fifty dollar rebate. The shareholders pay for the nonsense.

Human flaws as these, factored into the vulnerability and risk report could shed more accurate light into realistic and responsible security, economic and ethical planning.

Neal Renn

*** FISMA & OMB Memorandum M-07-16 ***

CERTIFIED MAIL™

*** FISMA & OMB Memorandum M-07-16 ***

U.S. POSTAGE
PAID
LOUISVILLE,KY
40216
NOV 06, 13
AMOUNT
$6.11
1000
06828
00091862-01

Mr. Brackett B. Denniston III Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Return Receipt Requested
Showing Address
Where Delivered

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06828$0001 C000

EXHIBIT C

APPENDIX B

SOLUTIONS
Issue Resolution Procedure
Level I - Submission Form

Name: MARTIN HARANGOZO	SSO ID Number: [redacted]	Phone Number: [redacted] Fax Number:
Job Title/Career Band:	Business Address:	HR Manager's Name: [redacted]
Manager's Name: MATHEW JOHNSON	Component Name:	Billing Unit Code (BUC #): ADN #:

Have you previously discussed this concern/claim with your Manager? YES ☑ NO ☐

LEVEL I DATE YOUR CONCERN(S)/CLAIM(S) FIRST AROSE: 4-6-2011

Provide a detailed explanation of your concern(s)/claim(s), individuals involved, and what you believe is necessary to resolve the concern(s). You may attach additional pages if needed.

SEE ATTACHED

Request Polygraph test for Item 197 m

RESOLUTION:

REINSTATEMENT + BACK PAY

I request to skip Level I and submit concern(s)/claim(s) initially at Level II
(must still enter description above and indicate reasons for request to skip Level I): YES ☐ NO ☒

At the request of the employee or the manager, an HR representative may participate in the Level I meeting.
Do you request the attendance of the HR representative/manager at the Level I meeting? YES ☑ NO ☐

Employee Signature: Martin J. Harangozo Date: 8-22-2012

Forward this form to the SOLUTIONS Administrator, Pam Baker, at Solutions.administrator@ge.com and provide a copy to your manager and/or HR manager. You may contact the Administrator at 502.452.7414.

Revised June 2011

COMPLAINT

Comes the plaintiff, currently without counsel, and for his complaint against the Defendant states as follows:

1. The Plaintiff is a resident of Jefferson County, Kentucky and has been at all times pertinent to the complaint.

2. The Defendant is a business incorporated under the laws of Connecticut and conducting substantial business activities in Jefferson County, Kentucky through manufacturing facilities known as Appliance Park.

3. Plaintiff was employed by the defendant for approximately 21 years until his employment was terminated on or about April 6, 2011.

[REDACTED]

[REDACTED]

36. The Company policies promised absolute protection against any employee for retaliation against an employee for raising or reporting concerns about a breach of GE policies, unlawful conduct or liability issues.

[REDACTED]

[REDACTED]

48. The termination of Plaintiffs employment was in retaliation for his report of policy violations that could create liability for the company.

[REDACTED]

[REDACTED]

54. The Plaintiff discovered that documentation had not been completed per GE guidelines for over forty eight years in the Consumer Service Sourcing Organization.

55. The Plaintiff broke a forty eight year service sourcing tradition of not performing document retention per policy.

[REDACTED]

[REDACTED]

82. The Plaintiffs superior became angry and denounced the supplier. He stated that he would "solve" the problem.

[REDACTED]

[REDACTED]

223. The evaluation in a bad light of the Plaintiff was in retaliation for his report of his imagination at work.

[REDACTED]

[REDACTED]

242. The Plaintiff's superior Johnson became angry, and red in the face.
[REDACTED]

[REDACTED]

267. The immediate supervisor of the Plaintiff Johnson now retaliated against the Plaintiff for reporting a request to perform intelligently.

[REDACTED]

[REDACTED]

303. Similar to Case# 08CI01050, and Civil action # 3:08CV-82-M where a different plaintiff was terminated for reporting a fire and explosion hazard of appliances, where appliances are now showing up as recalls, the termination of this Plaintiffs employment was in retaliation for his report of practices that could create liability for the company.

[REDACTED]

337. Despite Adornatos certification, Johnson becomes angry when discussing the opportunities to correct the model files.

[REDACTED]

GIBSON DUNN

EXHIBIT D

From: Martin Harangōžō*** FISMA & OMB Memorandum M-07-16 ***
To: Pamela (GE Appl & Light) Baker <pamela.baker@ge.com>
Sent: Friday, November 30, 2012 2:39 PM
Subject: Please proceed with level II. Thanks :-)

Pamela;

In the interest of serving our shareholders, please proceed to schedule a level II meeting. In the event a reinstatement is reached at the level II meeting, there will not be a need to hold additional meetings that may cost the shareholders money.

Please replace Marcia Brey with Mark Shirkness. While Marcia was Johnson's leader on the day of separation, Shirkness was my step manager for nearly all of my tenure of service during the performance discussions. Marcia arrived only towards the end of my tenure.

Another reason to keep all of the steps is that I am asserting numerous example of dishonesty or lies prohibited by the "spirit and letter". According to Brandies "Sunshine is the best disinfectant" the more meetings and discussions there are, and the more people awarded the opportunities to examine the lies and the facts, the better the lies will be understood and hopefully addressed. Galileo and his incarceration for communicating that the earth moves around the sun is a supporting example that truth eventually reigns albeit posthumously in Galileo's case. Obama reminded Americans on Thanksgiving Day that Americans can say what they want.

In the alternative, the company can offer a generous reinstatement package at once. After careful review and thoughtful consideration, I may accept the offer and withdraw the request for level II meeting.

This is the best win win way to skip level II.

I highlight Johnson's lies and thoughts below:

1) I should not have to lie for the boss.
2) I should not have to change a job because I do not want to lie for the boss.
3) I will not let a boss lie to me.

Lies

1) Carol Mays set prices for (CountII and VII)
   a)
   b)
   c) Asked Aaron Buckman to set prices
   d) Aaron said he did not want to change P.O. Prices for that amount

Johnson did not let me get to the bottom of the price increases. The price increases he used against me.

2) We gave Pioneer the model files, they did not ship. (Count IV)

3) Health ahead lies. (Count XIX)

4) Document retention lies. (Count III)

5) "Not in any danger regarding employment status. Not on a work program. April 2010"

6) Stood by Negroes lie. (Count VI)

7) stood by Mays numerous lies (Counts II and VII)

8) Told me there were "no employment issues" in May 2010.

9) Let Chris Kaminski steal from shareholders as he let Kaminski leave early often before 3 PM for supporting Johnson's health ahead objection (Count XIX).

10) Stood by Lestmiester evasion of truth as he was supposed to produce from the programs parts for service and did not. When Lestmeister met with Johnson and I, I attempted to freshen Lestmeisters memory regarding his responsibility of producing NPI parts. Lestmeister interrupted Harangozo three times and had a facial expression that looked as though he was about to cry. When I reminded Johnson afterwards of Lestmeisters failure to perform, he simply said "Lestmeister will be Lestmeister". (Count IX, X).

11) Told me bad variance parts as those that changed from AAFA to Holm industries would not be counted against me. He later lied regarding that.

12) Johnson scheduled a weekly meeting where I gave him weekly updated sheets. He almost never attended these meetings and never complained about anything being wrong.

Among the world class training I received including manufacturing management training, and six sigma certification,

Richard Stich during a drive to Decatur Alabama, spent ten hours of work time training me regarding the details of how to construct an explosive bomb including:

1) Using a natural gas cylinder to house the explosives

2) How to produce an explosive mixture using ammonium nitrate fertilizer, and diesel fuel.
3) How to produce a primary explosive using aspirin, alcohol, potassium nitrate, and sulfuric acid.
4) How to produce a booster explosive using primary explosive and potassium nitrate, sulfur, and lye.
5) How to assemble the various explosives for effective detonation and maximum energy impact to the target.
6) How to use a vehicle to deliver the explosive.

While this training is interesting it would however violate federal law unless it was for official business. This disclaimer was never made during the training.

Clearly, if an employee implemented this training as a matter of training utilization in ordinary daily activity, laws would be violated.

Therefore I was trained to violate law, or in the alternative, subjected to a passionate person that expressed passion in unique ways just as Welch said he would "shoot Immelt with a gun".

Once again, my meeting with HR in spring 2010, (reading my e-mails out loud in German) was a case where passion was not interpreted correctly, and used as a means to discriminate. This is very mild relative to some language and mannerisms I have seen in 21 years.

Additional Count XXVI

In spring of 2011, supplier Plastic Products Company earned direct business from a supplier that the direct team chose to exit. The supplier that was exited had three service molds. I asked Plastic Products to take these three service molds. Plastic Products objected to this and bullied Carol Mays that I was pressuring the direct side to prohibit new business if they did not entertain the service molds. Mays complained to Johnson and Johnson advised me that we do not prohibit business to suppliers who decline service business.
Johnson's direction is wrong for the business for several reasons.

1) Johnson did not recommend alternate suppliers for the service business; where in the absence of suppliers would prohibit our customers from the ability to purchase service parts in violation of law.

2) Placing business with suppliers with similar direct business permits effective negotiations to keep the service prices similar to direct prices with reasonable consideration for set up charges and low volume runs. Simply placing business with any supplier can often result in very high price increases without this negotiating opportunity.

By simply directing me not to pressure the supplier with most similar parts to produce service parts without a plan to procure the parts present business problems of not being able to serve our customers or not being able to serve our customers for a fair price.

GIBSON DUNN

EXHIBIT E

Table of Contents

Notice of 2012 Annual Meeting of Shareowners

10:00 a.m. Eastern Daylight Time, April 25, 2012
Detroit Marriott at the Renaissance Center
400 Renaissance Drive
Detroit, Michigan 48243

March 14, 2012

Dear Shareowners:

You are invited to attend General Electric Company's 2012 Annual Meeting of Shareowners to be held at the Detroit Marriott at the Renaissance Center, 400 Renaissance Drive, Detroit, Michigan 48243, on April 25, 2012, at 10:00 a.m. Eastern Daylight Time, to address all matters that may properly come before the meeting. Following a report on GE's business operations, shareowners will:

- vote on election of the directors named in the proxy statement for the ensuing year;
- vote on ratification of the selection of the independent registered public accounting firm for 2012;
- vote on an advisory resolution to approve executive compensation;
- vote on an amendment to the GE 2007 Long-Term Incentive Plan to increase the number of authorized shares;
- vote on the material terms of senior officer performance goals;
- vote on shareowner proposals set forth at pages 47 through 50 in the accompanying proxy statement, if properly presented at the meeting; and
- transact other business that may properly come before the meeting.

Shareowners of record at the close of business on February 27, 2012 will be entitled to vote at the meeting and any adjournments thereof.

If you plan to attend the meeting, please follow the advance registration instructions beginning on page 53 of the accompanying proxy statement. An admission card, which is required for admission to the meeting, will be mailed to you prior to the meeting.

Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone or the Internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope.

We will provide a live webcast of the annual meeting from our Investor Relations website at *www.ge.com/investors/index.html*.

Cordially,

Jeffrey R. Immelt
Chairman of the Board

Brackett B. Denniston III
Secretary

Table of Contents

Shareowner Proposals

The following shareowner proposals will be voted on at the 2012 Annual Meeting only if properly presented by or on behalf of the shareowner proponent. Some of the following shareowner proposals contain assertions about GE that we believe are incorrect. We have not attempted to refute all of the inaccuracies. However, the Board of Directors recommends a vote against each of these proposals for the reasons set forth following each proposal. Share holdings of the various shareowner proponents will be supplied promptly upon oral or written request.

Historically, some of our shareowner proposals have touched upon matters of corporate citizenship. The GE Citizenship Report, which is available on GE's website at *www.ge.com/citizenship/index.html*, explains what GE is doing on particular issues and demonstrates how helping to solve global challenges is core to GE's sustainable growth strategy. For our specific objections to the shareowner proposals included in this proxy statement, see our statement in opposition following each shareowner proposal below.

- **Shareowner Proposal No. 1—Cumulative Voting**

Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Ave., NW—Suite 215, Washington, DC 20037, has notified us that she intends to present the following proposal at this year's meeting:

> RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."
>
> REASONS: "Many states have mandatory cumulative voting, so do National Banks."
>
> "In addition, many corporations have adopted cumulative voting."
>
> "Last year the owners of 1,632,149,274 shares, representing approximately 26.9% of shares voting, voted FOR this proposal."
>
> "If you AGREE, please mark your proxy FOR this resolution."

Your Board of Directors recommends a vote AGAINST this proposal

Each share of GE common stock is entitled to one vote for each director nominee. In uncontested director elections, like the one covered by this proxy statement, GE directors are elected by an affirmative majority of the votes cast, and in contested elections, where there is more than one nominee competing for a director seat, directors are elected by an affirmative plurality of the votes cast. The Board believes that this voting system is fair and most likely to produce an effective board of directors that will represent the interests of all the company's shareowners by providing for the election of director nominees who have received broad support from shareowners. We believe that this shareowner proposal is contrary to the goals of broader shareowner representation reflected in our existing director election standard. Implementation of this shareowner proposal could allow shareowners with a small percentage of GE common stock to have a disproportionate effect on the election of directors, possibly leading to the election of directors who are beholden to special interests of the shareowners responsible for their election, even if shareowners holding a majority of GE's common stock opposed their election. The Board believes that directors should be elected by and accountable to all shareowners, not special interests holding a small percentage of GE's stock who elect directors by cumulating their votes, and that GE's current election process protects the best interests of all shareowners. Therefore, the Board recommends a vote AGAINST this proposal.

- **Shareowner Proposal No. 2—Nuclear Activities**

GE Stockholders' Alliance, 5349 W. Bar X Street, Tucson, AZ 85713, has informed us that it intends to present the following proposal at this year's meeting:

> Resolution Urging General Electric to Withdraw from Nuclear Energy
>
> WHEREAS:
>
> On December 1, 2009, General Electric issued a policy statement affirming its support of nuclear energy, even though no safe disposal location or technology exists, and may never exist, for the permanent isolation of the dangerous radioactive waste that continues to accumulate at all reactor sites;

Table of Contents

Every nuclear power reactor generates plutonium that is in demand, worldwide, for weapons production;

On March 11, 2011, a nuclear catastrophe began at Fukushima Dai-ichi, a site that contained six GE reactors;

Motivated by the ongoing Japanese disaster, Germany, Italy and Switzerland have announced they will abandon nuclear power, with other countries considering the same commitment;

On September 18, 2011, German engineering giant Siemens announced it will halt its manufacturing of nuclear products, and will focus on solar, wind and geothermal technologies;

Many U.S. reactors are in locations threatened by extreme natural assaults (hurricanes, floods, earthquakes and tornadoes), with the GE Mark I reactors at especially high risk due to major flaws identified at least as early as 1971;

THEREFORE BE IT RESOLVED that, as GE stockholders, we urge our company to reverse its nuclear energy policy and, as soon as possible, phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment.

SUPPORTING STATEMENT:

Contrary to nuclear industry claims, the U.S. Nuclear Regulatory Commission has not been rigorously regulating nuclear power operations, but instead often reduces safety requirements when needed changes would be impossible or too expensive. (See the June 2011 Associated Press series by reporter Jeff Donn, summarizing a year-long investigation of NRC operations.)

Because of the dangerously crowded condition of the irradiated fuel pools at all GE reactors, it is now recommended that fuel rods at least five years old should be transferred from the fuel pool to hardened dry storage casks outside the reactor building.

Few people know that radioactive liquids and gases are released into the environment during the routine operation of nuclear reactors. Scientists and physicians agree that there is no safe dose of radiation.

Safe solutions to climate change include improvements in energy efficiency, and the use of solar, wind, geothermal and other renewable energy technologies. These alternatives can be implemented much faster and cheaper than building new nuclear reactors. Furthermore, the ailing U.S. economy cannot afford the massive taxpayer subsidies and loan guarantees that would be required to build and operate new nuclear reactors. "Nuclear is unnecessary and all its risks can be avoided by using renewables, conservation and efficiency." (Dr. Arjun Makhijani, author of *Carbon-Free and Nuclear-Free*, 2007)

GE should no longer continue to place families, communities and our planet's finite land and water at such great risk.

It is the moral duty of GE to stop promoting the nuclear illusion and, instead, protect plants, animals and the human gene pool from further radiation damage.

Your Board of Directors recommends a vote AGAINST this proposal

Nuclear power continues to make a significant contribution to meeting the world's demand for electricity as a fossil fuel alternative. According to the Nuclear Energy Institute, approximately 14% of the world's electricity was generated from commercial nuclear plants in 2010. GE has been in the nuclear industry for more than half a century with a strong track record for safety and reliability, and GE is committed to learning from all the events created by the horrific earthquake and tsunami in Japan. Our participation in the nuclear power industry meets the rigorous regulatory requirements of the U.S. Nuclear Regulatory Commission and other government regulators. Because the Board believes that nuclear power remains a valuable component in the company's mix of products and services that are designed to help meet the world's energy needs, it does not believe that the company should withdraw from this sector. The Board further believes that the proposal's request that the company cease all of its "nuclear activities" would adversely affect sectors of the company's business other than nuclear power. For instance, the company's Healthcare business operates full-service nuclear pharmacies that allow for the distribution of radiopharmaceuticals necessary for, among other things, the imaging and treatment of cancer. Because the Board believes that each of these sectors, including nuclear energy, is an important part of the company's business strategy, the Board does not believe that the company should discontinue its participation in these activities. Therefore, the Board recommends a vote AGAINST this proposal.

GIBSON DUNN

EXHIBIT F

8-K 1 d343428d8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 25, 2012

General Electric Company

(Exact name of registrant as specified in its charter)

New York	**001-00035**	**14-0689340**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3135 Easton Turnpike, Fairfield, Connecticut	**06828-0001**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (203) 373-2211

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) On April 25, 2012, the shareowners of General Electric Company (the "Company") approved an amendment to the GE 2007 Long-Term Incentive Plan (the "Plan") at the annual meeting of shareowners, which (1) authorizes an additional 425 million shares for issuance under the Plan; (2) increases the underlying limit on the number of shares available for incentive stock options (by the same 425 million); (3) decreases the underlying limit on the number of shares available for awards other than stock options and stock appreciation rights from 250 million to 230 million, such that the overall limit on awards other than stock options and stock appreciation rights represent 25% of the total authorized share reserve under the Plan; (4) explicitly prohibits paying dividends or dividend equivalents on stock options and stock appreciation rights; and (5) updates outdated accounting standards references. The material terms of the Plan are summarized on pages 42 through 44 of the Company's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 9, 2012 (the "Proxy Statement"), which description is incorporated by reference herein. This description of the Plan is qualified in its entirety by reference to the actual terms of the Plan, as amended, which are set forth in Appendix A to the Proxy Statement.

Item 5.07. Submission of Matters to a Vote of Security Holders.

(a) The annual meeting of shareowners of the Company was held on April 25, 2012.

(b) The shareowners elected all of the Company's nominees for director; ratified the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year 2012; approved the advisory resolution to approve executive compensation; approved the amendment to the GE 2007 Long-Term Incentive Plan to increase the number of authorized shares; and approved the material terms of senior officer performance goals. The shareowners did not approve any of the shareowner proposals, which are listed below.

A. Election of Directors:

	Shares For	Shares Against	Shares Abstain	Non-Votes
W. Geoffrey Beattie	5,968,905,106	163,689,678	105,940,708	2,108,371,635
James I. Cash, Jr.	5,944,890,277	189,902,050	103,743,165	2,108,371,635
Ann M. Fudge	5,980,048,187	157,171,229	101,316,076	2,108,371,635
Susan Hockfield	6,023,088,841	114,721,388	100,725,263	2,108,371,635
Jeffrey R. Immelt	5,804,712,288	330,679,285	103,143,919	2,108,371,635
Andrea Jung	5,834,649,327	293,392,449	110,493,716	2,108,371,635
Alan G. (A.G.) Lafley	6,025,394,063	110,108,997	103,032,432	2,108,371,635
Robert W. Lane	6,002,494,091	132,612,694	103,428,707	2,108,371,635
Ralph S. Larsen	5,989,625,055	144,036,060	104,874,377	2,108,371,635
Rochelle B. Lazarus	5,626,534,846	509,938,690	102,061,956	2,108,371,635
James J. Mulva	6,029,710,733	104,651,895	104,172,864	2,108,371,635
Sam Nunn	5,925,075,773	212,730,657	100,729,062	2,108,371,635
Roger S. Penske	5,419,074,525	718,602,841	100,858,126	2,108,371,635
Robert J. Swieringa	6,018,317,208	113,605,764	106,612,520	2,108,371,635
James S. Tisch	5,475,004,374	659,586,532	103,944,586	2,108,371,635
Douglas A. Warner III	5,931,645,701	201,995,974	104,893,817	2,108,371,635

B. Ratification of Selection of Independent Registered Public Accounting Firm:

For	7,879,066,199
Against	202,777,437
Abstain	265,063,491

C. Advisory Resolution to Approve Executive Compensation:

For	5,674,295,274
Against	456,878,236
Abstain	134,361,982
Non-Votes	2,108,371,635

D. Approval of an Amendment to the GE 2007 Long-Term Incentive Plan to Increase the Number of Authorized Shares:

For	5,699,172,513
Against	420,230,932
Abstain	119,132,047
Non-Votes	2,108,371,635

E. Approval of the Material Terms of Senior Officer Performance Goals:

For	5,670,050,872
Against	438,435,603
Abstain	130,049,017
Non-Votes	2,108,371,635

1. Shareowner Proposal: Cumulative Voting:

For	1,634,688,410
Against	4,481,348,359
Abstain	122,498,723
Non-Votes	2,108,371,635

2. Shareowner Proposal: Nuclear Activities:

For	139,867,058
Against	5,665,681,965
Abstain	432,986,469
Non-Votes	2,108,371,635

3. Shareowner Proposal: Independent Board Chairman:

For	1,350,967,952
Against	4,676,195,494
Abstain	211,372,046
Non-Votes	2,108,371,635

4. Shareowner Proposal: Shareowner Action by Written Consent:

For	2,928,237,643
Against	3,223,338,896
Abstain	86,958,953
Non-Votes	2,108,371,635

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

General Electric Company
(Registrant)

Date: April 30, 2012

/s/ Jamie S. Miller
Jamie S. Miller
Vice President and Controller